Weil, Gotshal & Manges LLP
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April 1, 2011

VIA EDGAR TRANSMISSION
AND BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attn: David L. Orlic, Esq.

    Re:
    Iron Mountain Incorporated
    Preliminary Proxy Statement on Schedule 14A
    Filed by Iron Mountain Incorporated
    Filed on March 21, 2011
    File No. 001-13045

Dear Mr. Orlic:

        On behalf of our client, Iron Mountain Incorporated (the "Company"), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A ("Preliminary Proxy Statement") of the Company (File No. 001-13045).

        Set forth below in bold are comments in the Staff's letter of March 29, 2011. Immediately following each of the Staff's comments is the Company's response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff's comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

General

1.
You have filed your proxy statement under the header tag PRE 14A, rather than PREC 14A. Please confirm that you will file your definitive proxy statement under the header tag DEFC14A.

  The Company acknowledges the Staff's comment. The Company confirms that it will file the definitive proxy statement under the header tag DEFC14A.

2.
You state in several places in your filing that you oppose the election of the Elliott Associates' director nominees. Please state the specific reason for this opposition.

  The Company acknowledges the Staff's comment. In response to the Staff's comment, the Company has revised page 11 of the Preliminary Proxy Statement to provide the specific reason for the Company's opposition of the election of the Elliott Associates' director nominees.

Proxy Solicitation, Page 57

3.
You state that you may employ a variety [of] methods to solicit proxies. Please confirm your understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

  The Company acknowledges the Staff's comment. The Company understands that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. The Company confirms it will comply with Rule 14a-6(b) and (c).

Form of Proxy

4.
Rule 14a-4(b)(1) provides that persons solicited be afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter, other than elections to office. Please revise proposals 2 and 4-6 accordingly.

  In response to the Staff's comment, the Company has revised the form of proxy to specify by boxes a choice between approval or disapproval of, or abstention with respect to, proposals 2 and 4-5, in order to comply with Rule 14a-4(b)(1). With respect to proposal 6, the Company does not believe it is necessary to specify by boxes a choice between approval or disapproval of, or abstention.

5.
Please revise proposal 3 in accordance with Rule 14a-4(b)(3), or advise.

  In response to the Staff's comment, the Company has revised the form of proxy to specify by boxes a choice between one year, two years or three years, or abstention with respect to proposal 3, in order to comply with Rule 14a-4(b)(3).

        The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or would like to discuss any of the Company's responses, please do not hesitate to call me (212-310-8552) or, if more convenient, send me an e-mail (michael.aiello@weil.com).

Very truly yours,
/s/ MICHAEL J. AIELLO Michael J. Aiello
cc:
Ernest W. Cloutier
(Iron Mountain Incorporated)